Logo: State Street

January 12, 2010

VIA EDGAR CORRESPONDENCE

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:   Henderson Global Funds ("Registrant")
     (File Nos. 333-62270, 811-10399)

Dear Ms. Stout:

This letter responds to the comments on Form N-SAR for the Henderson Global Funds on behalf of the Henderson Money Market Fund filed on August 28, 2009 that were provided by telephone on January 5, 2010.

1. SEC COMMENT: In Form N-SAR, Question 74W requests that the Registrant provide mark-to-market net asset value per share for money market funds only (to four decimals). The Registrant currently has one money market fund, the Henderson Money Market Fund (the "Fund"). The Registrant provided 0.000 as its response to Question 74W for the Fund. Please explain your response to this question. In addition, please amend Form N-SAR for the Fund.

RESPONSE: The Fund invests as part of a "master-feeder" structure. The Fund operates as a "feeder fund" which means that the Fund invests in a separate mutual fund, or a "master fund" which in turn purchases investment securities. The Fund invests substantially all of its investable assets in the State Street Money Market Portfolio (the "Master Portfolio"). The Master Portfolio has a substantially identical investment objective, investment policies, and risks as the Fund.

The Fund inadvertently provided 0.0000 as its response for this Question. The Fund will amend its filing to include 1.0000 as its response to the Question.

If you have any further comments or questions, please contact me at (617) 662-3969.

                             Sincerely,

                             /s/ Francine S. Hayes

                             Francine S. Hayes
cc:   C. Yarbrough
      T. Statczar